EXHIBIT 99.1

N E W S   R E L E A S E

FOR IMMEDIATE RELEASE

Media Contacts:

D. Ashley Lee
Executive Vice President, Chief Financial Officer and
Chief Operating Officer
Phone: 770-419-3355

Nina Devlin
Edelman
Phone: 212-704-8145

CryoLife Grows Fourth Quarter Revenues by 12 percent to a Record $28.6 Million

Posts fully diluted earnings per share of $0.08 for fourth quarter of 2009; $0.09 excluding items

Generates over $16.5 million in operating cash flow for 2009

ATLANTA, GA…(February 18, 2010)…CryoLife, Inc. (NYSE: CRY), an implantable biological medical device and cardiovascular tissue processing company, announced today that revenues for the fourth quarter of 2009 increased 12 percent to a quarterly record of $28.6 million compared to $25.5 million for the fourth quarter of 2008.  This was the 12th consecutive quarter of profitability for the Company.

“CryoLife is continuing to thrive in very demanding economic conditions.  In addition to reporting record revenues and continued, consistent profitability, our ability to significantly increase our cash balances over the past year is a very encouraging sign of the health of our business.  Looking ahead, we expect to achieve record revenues and operating earnings in 2010 by continuing to execute on our strategy and invest in our growth,” stated Steven G. Anderson, president and chief executive officer.

Net income for the fourth quarter of 2009 was $2.4 million, or $0.08 per basic and fully diluted common share, compared to $21.7 million, or $0.78 per basic and $0.76 per fully diluted common share for the fourth quarter of 2008.  The Company’s effective income tax rate was 36 percent for the fourth quarter of 2009, compared to a tax benefit for the fourth quarter of 2008.  The Company had a tax benefit in 2008 due to the reversal of the Company’s valuation allowance on its deferred tax assets during 2008.  If the Company had recorded 2008 income taxes at a comparable 36 percent effective tax rate, net income for the fourth quarter of 2008 would have been $1.7 million and fully diluted earnings per share would have been $0.06.  The Company recorded a pretax charge of approximately $377,000 in the fourth quarter of 2009 in connection with a reduction in workforce, which resulted from several process improvements and expense control and cost cutting initiatives that the Company implemented during the fourth quarter of 2009.  Excluding these charges, net income for the fourth quarter of 2009 would have been $2.6 million, or $0.09 per fully diluted common share.

Revenues for the full year of 2009 increased 6 percent to a record $111.7 million compared to $105.1 million for the full year of 2008.

Net income for the full year of 2009 was $8.7 million, or $0.31 per basic and fully diluted common share, compared to $32.0 million, or $1.15 per basic and $1.13 per fully diluted common share for the full year of 2008.  The Company’s effective income tax rate was 40 percent for the full year of 2009, compared to a tax benefit for the full year of 2008.  If the Company had recorded 2008 income taxes at a comparable 40 percent effective tax rate, net income for the full year of 2008 would have been $8.1 million and fully diluted earnings per share would have been $0.29.  Excluding pretax charges of $377,000 in the fourth quarter of 2009 as mentioned above, net income for the full year of 2009 would have been $8.9 million, or $0.32 per fully diluted common share.

Preservation service revenues for the fourth quarter of 2009 increased 12 percent to $13.8 million compared to $12.3 million for the fourth quarter of 2008.  The increase in preservation service revenues was primarily due to increased shipments of cardiac and vascular tissues for the fourth quarter of 2009 compared to the fourth quarter of 2008.

Preservation service revenues for the full year of 2009 increased 5 percent to $56.5 million compared to $53.7 million for the full year of 2008.  Excluding orthopaedic tissue processing revenues of $181,000 and $725,000 for the full year of 2009 and 2008, respectively, preservation service revenues increased 6 percent to $56.3 million for the full year of 2009 compared to $52.9 million for the full year of 2008.  The increase in preservation service revenues was primarily due to increased revenues from vascular tissue for the full year of 2009 compared to the full year of 2008.

Revenues from the distribution of CryoValve® SG pulmonary heart valves (“CryoValve SGPV”) and CryoPatch® SG pulmonary cardiac patches (“CryoPatch SG”) increased to $2.2 million for the fourth quarter of 2009 from $1.7 million for the fourth quarter of 2008, representing 33 percent of the Company’s cardiac tissue processing revenues for the fourth quarter of 2009.  Revenues from the distribution of CryoValve SGPV and CryoPatch SG increased to $6.8 million for the full year of 2009 from $5.1 million for the full year of 2008, representing 26 percent of the Company’s cardiac tissue processing revenues for the full year of 2009.

Product revenues, which consist primarily of sales of BioGlue® Surgical Adhesive and HemoStase®, were $14.5 million for the fourth quarter of 2009 compared to $13.0 million for the fourth quarter of 2008, an increase of 12 percent.  Product revenues were $54.2 million for the full year of 2009 compared to $50.5 million for the full year of 2008, an increase of 7 percent.  The increase year over year primarily reflects the growing usage of HemoStase in cardiac and vascular surgical indications in the U.S., and cardiac, vascular and general surgery indications in many markets outside of the U.S.

Total preservation services and product gross margins were 61 percent and 64 percent for the fourth quarters of 2009 and 2008, respectively.  Total preservation services and product gross margins were 62 percent and 64 percent for the full year of 2009 and 2008, respectively.

Preservation services gross margins were 39 percent and 45 percent for the fourth quarters of 2009 and 2008, respectively.  Preservation services gross margins were 42 percent and 46 percent for the full year of 2009 and 2008, respectively.

Product gross margins were 82 percent for each of the fourth quarters of 2009 and 2008.  Product gross margins were 83 percent and 84 percent for the full year of 2009 and 2008, respectively.

General, administrative, and marketing expenses for the fourth quarter of 2009 were $12.6 million compared to $12.3 million for the fourth quarter of 2008.  General, administrative, and marketing expenses for the full year of 2009 were $50.0 million compared to $48.8 million for the full year of 2008.  These expenses included personnel costs, advertising, physician education and training, and promotional materials to support current revenue growth and the Company’s efforts to increase its preservation service and product offerings.

General, administrative, and marketing expenses for the fourth quarters of 2009 and 2008 included benefits of $165,000 and $530,000, respectively, related to the adjustment of reserves for product liability losses.  General, administrative, and marketing expenses for the full year of 2009 and 2008 included benefits of $570,000 and $980,000, respectively, related to the adjustment of reserves for product liability losses.  The fourth quarter of 2009 also includes a charge of approximately $377,000 related to a reduction in workforce.

Research and development expenses were $1.4 million for each of the fourth quarters of 2009 and 2008.  Research and development expenses were $5.2 million and $5.3 million for the full years of 2009 and 2008, respectively.  Research and development spending in 2009 was primarily focused on the Company’s BioGlue and related products and SynerGraft® tissues and products.

As of December 31, 2009, the Company had $35.1 million in cash, cash equivalents, and restricted securities, compared to $22.8 million at December 31, 2008.  Of this $35.1 million, $2.6 million was received from the U.S. Department of Defense as advance funding for the development of BioFoam® protein hydrogel technology, and $5.0 million was designated as long-term restricted money market funds due to a financial covenant requirement under the Company’s credit agreement.  The Company has net operating loss carryforwards that will reduce required cash payments for federal and state income taxes for the 2010 tax year.

2010 Financial Guidance

The Company expects total revenues for the full year of 2010 to be between $118.0 million and $123.0 million, which includes between $1.5 million and $2.5 million related to funding received from the Department of Defense in connection with the development of BioFoam.  The Company expects tissue processing revenues and BioGlue revenues to each increase between mid-single and low-double digits on a percentage basis in 2010 compared to 2009, with HemoStase revenues increasing significantly more than that on a percentage basis.

The Company expects earnings per share of between $0.36 and $0.40 for 2010.  Our earnings guidance contains general expenses associated with business development opportunities, but does not include significant expenses associated with specific targets, such as Medafor or potential changes in the value of the Medafor-related derivative.  Depending upon our course of action and the ultimate result of those actions, such as a proxy contest or the completion of an acquisition, we could incur expenses or changes in the value of the derivative that could materially affect our guidance.

Webcast and Conference Call Information

The Company will hold a teleconference call and live webcast today at 10:00 a.m. Eastern Time to discuss the results followed by a question and answer session hosted by Mr. Anderson.

To listen to the live teleconference, please dial 201-689-8261 a few minutes prior to 10:00 a.m.  A replay of the teleconference will be available from February 18 through February 28 and can be accessed by calling 877-660-6853 (toll free) or 201-612-7415.  The account number for the replay is 244 and the conference number is 343662.

The live webcast and replay can be accessed by going to the Investor Relations section of the CryoLife Web site at www.cryolife.com and selecting the heading Webcasts & Presentations.

About CryoLife, Inc.

Founded in 1984, CryoLife, Inc. is a leader in the processing and distribution of implantable living human tissues for use in cardiac and vascular surgeries throughout the U.S. and Canada.  The Company's CryoValve® SG pulmonary heart valve, processed using CryoLife's proprietary SynerGraft® technology, has FDA 510(k) clearance for the replacement of diseased, damaged, malformed, or malfunctioning native or prosthetic pulmonary valves.  The Company’s CryoPatch® SG pulmonary cardiac patch has FDA 510(k) clearance for the repair or reconstruction of the right ventricular outflow tract (RVOT), which is a surgery commonly performed in children with congenital heart defects, such as tetralogy of Fallot, truncus arteriosus, and pulmonary atresia.  CryoPatch SG is distributed in three anatomic configurations: pulmonary hemi-artery, pulmonary trunk, and pulmonary branch.  The Company's BioGlue® Surgical Adhesive is FDA approved as an adjunct to sutures and staples for use in adult patients in open surgical repair of large vessels.  BioGlue is also CE Marked in the European Community and approved in Canada and Australia for use in soft tissue repair.  The Company's BioFoam® Surgical Matrix is CE Marked in the European Community for use as an adjunct in the sealing of abdominal parenchymal tissues (liver and spleen) when cessation of bleeding by ligature or other conventional methods is ineffective or impractical.  BIOGLUE Aesthetic® Medical Adhesive is CE marked in the European Community for periosteal fixation following endoscopic browplasty (brow lift) in reconstructive plastic surgery and is distributed by a third party for this indication.  CryoLife distributes HemoStase® a hemostatic agent, in much of the U.S. for use in cardiac and vascular surgery and in many international markets for cardiac, vascular, and general surgery, subject to certain exclusions.

Statements made in this press release that look forward in time or that express management's beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include those regarding anticipated 2010 performance and statements regarding the expected impact of our net operating loss carryforwards on our cash outlays for tax obligations.  These future events may not occur as and when expected, if at all, and, together with our business, are subject to various risks and uncertainties.  These risks and uncertainties include that we are significantly dependent on our revenues from BioGlue and are subject to a variety of risks affecting this product, we are subject to stringent domestic and foreign regulation which may impede the approval process of our tissues and products, hinder our development activities and manufacturing processes and, in some cases, result in the recall or seizure of previously cleared or approved tissues and products, our proposed acquisition of Medafor poses a number of risks, Medafor’s management has rejected our acquisition offer and refused to negotiate with us, and if we attempt to launch a hostile offer to acquire Medafor we will incur significant expense and may not succeed; in the event such a hostile offer does succeed, we will not have the benefit of due diligence and may incur unanticipated costs or liabilities, the lawsuit we filed against Medafor regarding our distribution agreement with Medafor may adversely impact our relationship with Medafor and could hinder our distribution of HemoStase or prevent us from distributing HemoStase, healthcare policy changes, including pending proposals to reform the U.S. healthcare system, may have a material adverse effect on us, uncertainties related to patents and protection of proprietary technology may adversely affect the value of our intellectual property, uncertainties related to patents and protection of proprietary technology for products distributed by CryoLife may adversely affect our ability to distribute those products, the tissues we process and our products allegedly have caused and may in the future cause injury to patients, and we have been and may be exposed to product liability claims and additional regulatory scrutiny as a result, we are dependent on the availability of sufficient quantities of tissue from human donors, our CryoValve SGPV post-clearance study may not provide expected results, demand for our tissues and products could decrease in the future, which could have a material adverse effect on our business, the success of many of our tissues and products depends upon strong relationships with physicians, consolidation in the health care industry could lead to demands for price concessions or limits or eliminate our ability to sell to certain of our significant market segments, our existing insurance policies may not be sufficient to cover our actual claims liability, we may be unable to obtain adequate insurance at a reasonable cost, if at all, the loss of any of our sole-source suppliers could have an adverse effect on our revenues, financial condition, profitability, and cash flows, intense competition may affect our ability to operate profitably, regulatory action outside of the U.S. has affected our business in the past and may affect our business in the future, rapid technological change could cause our services and products to become obsolete, continued fluctuation of foreign currencies relative to the U.S. dollar could materially and adversely impact our business, our credit facility limits our ability to pursue significant acquisitions, key growth strategies may not generate the anticipated benefits, there are limitations on the use of our net operating loss carryforwards, our ability to borrow under our credit facility may be limited, we may not be successful in obtaining necessary clinical results and regulatory approvals for services and products in development, and our new services and products may not achieve market acceptance, extensive government regulation may adversely affect our ability to develop and market services and products, investments in new technologies and acquisitions of products or distribution rights may not be successful, if we are not successful in expanding our business activities in international markets, we may be unable to increase our revenues, we are not insured against all potential losses, and natural disasters or other catastrophes could adversely affect our business, financial condition, and profitability, and we are dependent on key personnel. These risks and uncertainties include the risk factors detailed in our Securities and Exchange Commission filings, including our Form 10-Q filing for the quarter ended March 31, 2009, our Form 10-Q filing for the quarter ended June 30, 2009, our Form 10-Q filing for the quarter ended September 30, 2009, our Form 10-K to be filed for the year ended December 31, 2009 and the Company's other SEC filings. The Company does not undertake to update its forward-looking statements.

CRYOLIFE, INC. AND SUBSIDIARIES
Financial Highlights
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Audited)
Revenues:
Preservation services	$13,784	$12,319	$56,456	$53,656
Products	14,493	12,994	54,162	50,493
Other	338	219	1,067	910
Total revenues	28,615	25,532	111,685	105,059

Cost of preservation services and products:
Preservation services	8,346	6,730	32,767	29,112
Products	2,672	2,293	9,150	8,153
Total cost of preservation services
and products	11,018	9,023	41,917	37,265

Gross margin	17,597	16,509	69,798	67,794

Operating expenses:
General, administrative, and marketing	12,585	12,334	50,025	48,831
Research and development	1,393	1,371	5,247	5,309
Total operating expenses	13,978	13,705	55,272	54,140

Operating income	3,619	2,804	14,496	13,654

Interest expense	(85)	62	83	263
Interest income	(3)	(96)	(76)	(381)
Change in valuation of derivative	(24)	--	(24)	--
Other expense, net	59	121	159	236

Income before income taxes	3,672	2,717	14,354	13,536
Income tax expense (benefit)	1,306	(19,024)	5,675	(18,414)

Net income	$2,366	21,741	8,679	$31,950

Income per common share:
Basic	$0.08	$0.78	$0.31	$1.15
Diluted	$0.08	$0.76	$0.31	$1.13

Weighted average common shares outstanding:
Basic	28,202	27,983	28,106	27,800
Diluted	28,473	28,478	28,310	28,351

CRYOLIFE, INC. AND SUBSIDIARIES
Financial Highlights
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Audited)
Preservation services:
Cardiac tissue	$6,697	$5,894	$26,074	$25,514
Vascular tissue	7,054	6,362	30,201	27,417
Orthopaedic tissue	33	63	181	725
Total preservation services	13,784	12,319	56,456	53,656

Products:
BioGlue and related products	12,583	12,088	47,906	48,570
HemoStase	1,869	806	6,008	1,532
Other medical devices	41	100	248	391
Total products	14,493	12,994	54,162	50,493

Other	338	219	1,067	910
Total revenues	$28,615	$25,532	$111,685	$105,059

Revenues:
U.S.	$23,830	$21,547	$94,094	$89,297
International	4,785	3,985	17,591	15,762
Total revenues	$28,615	$25,532	$111,685	$105,059

	December 31,	December 31,
	2009	2008
	(Audited)	(Audited)
Cash and cash equivalents and restricted securities	$30,121	$17,763
Receivables, net	14,636	13,999
Deferred preservation costs	36,445	34,913
Inventories	6,446	7,077
Investment in equity securities	3,221	--
Restricted money market funds, long-term	5,000	5,000
Total assets	133,859	125,037
Shareholders’ equity	110,446	98,368

CRYOLIFE, INC. AND SUBSIDIARIES
Unaudited Reconciliation of Non-GAAP Net Income
and Diluted Income per Common Share
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
GAAP:

Income before income taxes	$3,672	$2,717	$14,354	$13,536
Income tax expense	1,306	(19,024)	5,675	(18,414)

Net income	$2,366	$21,741	$8,679	$31,950

Diluted Income per common share	$0.08	$0.76	$0.31	$1.13

Weighted average common shares
outstanding, diluted	28,473	28,478	28,310	28,351

Reconciliation excluding items:

Net Income, GAAP	$2,366	$21,741	$8,679	$31,950

Non-GAAP adjustments to net income:
Charge for reduction in workforce a	377	--	377	--
Adjustment to income taxes b	(136)	(20,002)	(151)	(23,828)
Net adjustment to net income	241	(20,002)	226	(23,828)

Net income, non-GAAP	$2,607	$1,739	$8,905	$8,122

Diluted Income per common share, GAAP	$0.08	$0.76	$0.31	$1.13

Non-GAAP adjustments to Diluted Income
per common share:
Charge for reduction in workforce a	0.01	--	0.01	--
Adjustment to income taxes b	0.00	(0.70)	0.00	(0.84)
Net adjustment to net income	0.01	(0.70)	0.01	(0.84)

Diluted Income per common share, non-GAAP	$0.09	$0.06	$0.32	$0.29

Investors should consider this non-GAAP information in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP.  In addition, this non-GAAP financial information may not be the same as similar measures presented by other companies.

a -
Charge for reduction in force reflects expense recorded in the 2009 periods related to the Company’s reduction in force.  There was no corresponding charge in the 2008 periods.  The Company believes that this disclosure provides useful information for investors to evaluate the Company’s results excluding these charges.

b -
For the three and twelve months ended December 31, 2009 the adjustment for income tax is the tax benefit on the charge for reduction in workforce at a rate of 36% for the three months and 40% for the twelve months.

For the three and twelve months ended December 31, 2008 the adjustment for income tax includes the reversal of the tax benefit recorded of $19.0 million and $18.4 million, respectively, and tax expense on income before taxes of $2.7 million and $13.5 million, respectively, at a rate of 36% for the three months and 40% for the twelve months.

The Company believes that this disclosure provides useful information for investors to evaluate the Company’s results excluding changes due to fluctuations in the Company’s income tax rate.

For additional information about the company, visit CryoLife’s Web site:  www.cryolife.com